CUSIP No. 20459V105

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 11)*

CompoSecure, Inc.
(Name of Issuer)

Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

20459V105
(CUSIP Number)

Roman DBDR Tech Sponsor LLC

Attn: Donald G. Basile

2877 Paradise Road #702
Las Vegas, Nevada 89109

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2023
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20459V105

(1)	Name of Reporting Persons:

Roman DBDR Tech Sponsor LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):

OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,523,740(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,523,740(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

9,523,740(1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

(13)	Percent of Class Represented by Amount in Row (11):

35.3%(1)(2)

(14)	Type of Reporting Person (See Instructions):

IN

(1)	Both Dr. Donald G. Basile and Dixon Doll, Jr. (included below) are the managing members of Roman DBDR Tech Sponsor LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Roman DBDR Tech Sponsor LLC and share voting and dispositive control over such securities.
(2)	The percentage reported in item 13 is based on 17,784,242 shares of Class A Common Stock outstanding as of March 7, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 9, 2023, plus 9,208,407 shares of Class A Common Stock underlying the Warrants (as defined in the Original Statement on Schedule 13D filed with the SEC on January 6, 2022 (the “Original Statement”)). When calculated with respect to total voting power, the Reporting Persons beneficially own 10.9% of the Issuer’s Class A Common Stock, since holders of Class A common stock vote together with holders of Class B common stock as a single class on all matters presented to the company’s stockholders for their vote or approval. This percentage is based upon 17,784,242 shares of Class A Common Stock outstanding and 60,097,611 shares of Class B Common Stock outstanding as of March 7, 2023, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 9, 2023, plus 9,208,407 shares of the Issuer’s Class A Common Stock underlying the Warrants (as defined in the Original Statement).

CUSIP No. 20459V105

(1)	Name of Reporting Persons:

Dr. Donald G. Basile

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):

OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,523,740(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,523,740(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

9,523,740(1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

(13)	Percent of Class Represented by Amount in Row (11):

35.3%(1)(2)

(14)	Type of Reporting Person (See Instructions):

IN

(1)	Both Dr. Donald G. Basile and Dixon Doll, Jr. are the managing members of Roman DBDR Tech Sponsor LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Roman DBDR Tech Sponsor LLC and share voting and dispositive control over such securities.
(2)	The percentage reported in item 13 is based on 17,784,242 shares of Class A Common Stock outstanding as of March 7, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 9, 2023, plus 9,208,407 shares of Class A Common Stock underlying the Warrants (as defined in the Original Statement). When calculated with respect to total voting power, the Reporting Persons beneficially own 10.9% of the Issuer’s Class A Common Stock, since holders of Class A common stock vote together with holders of Class B common stock as a single class on all matters presented to the company’s stockholders for their vote or approval. This percentage is based upon 17,784,242 shares of Class A Common Stock outstanding and 60,097,611 shares of Class B Common Stock outstanding as of March 7, 2023, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 9, 2023, plus 9,208,407 shares of the Issuer’s Class A Common Stock underlying the Warrants (as defined in the Original Statement).

CUSIP No. 20459V105

(1)	Name of Reporting Persons:

Dixon Doll, Jr.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):

OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 15,100
	(8)	Shared Voting Power 9,527,720(1)(2)
	(9)	Sole Dispositive Power 15,100
	(10)	Shared Dispositive Power 9,527,720(1)(2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

9,542,820(1)(2)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

(13)	Percent of Class Represented by Amount in Row (11):

35.4%(1)(2)(3)

(14)	Type of Reporting Person (See Instructions):

IN

(1)	Both Dr. Donald G. Basile and Dixon Doll, Jr. are the managing members of Roman DBDR Tech Sponsor LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Roman DBDR Tech Sponsor LLC and share voting and dispositive control over such securities.
(2)	Includes 3,980 shares of Class A Common Stock purchased on January 5, 2022 and held in a series of accounts for the benefit of Mr. Doll’s children. Mr. Doll may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly for the benefit of his children.
(3)	The percentage reported in item 13 is based on 17,784,242 shares of Class A Common Stock outstanding as of March 7, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 9, 2023, plus 9,208,407 shares of Class A Common Stock underlying the Warrants (as defined in the Original Statement). When calculated with respect to total voting power, the Reporting Persons beneficially own 11.0% of the Issuer’s Class A Common Stock, since holders of Class A common stock vote together with holders of Class B common stock as a single class on all matters presented to the company’s stockholders for their vote or approval. This percentage is based upon 17,784,242 shares of Class A Common Stock outstanding and 60,097,611 shares of Class B Common Stock outstanding as of March 7, 2023, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 9, 2023, plus 9,208,407 shares of the Issuer’s Class A Common Stock underlying the Warrants (as defined in the Original Statement).

CUSIP No. 20459V105

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 11 (“Amendment No. 11”) amends the Statement on Schedule 13D filed with the SEC on January 6, 2022 (the “Original Statement”), which Original Statement was amended by Amendment No. 1 to the Original Statement filed on August 25, 2022, Amendment No. 2 to the Original Statement filed on November 8, 2022, Amendment No. 3 to the Original Statement filed on November 17, 2022, Amendment No. 4 to the Original Statement filed on December 16, 2022, Amendment No. 5 to the Original Statement filed on January 17, 2023, Amendment No. 6 to the Original Statement filed on January 23, 2023, Amendment No. 7 to the Original Statement filed on February 7, 2023, Amendment No. 8 to the Original Statement filed on February 14, 2023, Amendment No. 9 to the Original Statement filed on March 14, 2023, and Amendment No. 10 to the Original Statement filed on April 12, 2023, and relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of CompoSecure, Inc., a Delaware corporation (formerly known as Roman DBDR Tech Acquisition Corp., the “Issuer”), whose principal executive offices are located at 309 Pierce Street, Somerset, NJ 08873. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Except as otherwise described herein, the information contained in the Original Statement remains in effect. Capitalized terms used but not defined in this Amendment No. 11 shall have the respective meanings set forth with respect thereto in the Original Statement.

ITEM 2.	IDENTITY AND BACKGROUND

No changes.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No changes.

ITEM 4.	PURPOSE OF TRANSACTION

No changes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

No changes, except as set forth below.

(a) Aggregate number and percentage of securities. The aggregate number and percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons is based on 17,784,242 shares of Class A Common Stock as outstanding as of March 7, 2023, as reported in the Annual Report on Form 10-K filed with the SEC on March 9, 2023 by the Issuer, and is set forth in boxes 11 and 13 of the second part of the cover page to this Statement for each of the Reporting Persons, and such information is incorporated herein by reference.

The shares of Class A Common Stock held by each of the Reporting Persons includes 9,208,407 shares of Class A Common Stock issuable upon exercise of 9,208,407 Warrants held by Sponsor.

(b) Power to vote and dispose. The amounts of Class A Common Stock as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Statement for each of the Reporting Persons, and such information is incorporated herein by reference.

(c) None of the Reporting Persons has effected any transactions related to the Class A Common Stock during the past 60 days, except for the following transactions (all of which previously have been reported or will be reported on Form 4s filed pursuant to Section 16(a) of the Act):

CUSIP No. 20459V105

Reporting Person Who Effected The Transaction	Date of Transaction	Number of Shares	Type of Security	Price Per Share*	Where and How Transaction Was Effected
Dixon Doll, Jr.	03/02/2023	15,000	Class A Common Stock	$6.5506	Open market purchase on NASDAQ
Roman DBDR Tech Sponsor LLC	03/10/2023	13,765	Warrant	$1.3805	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	03/20/2023	97,763	Warrant	$1.3545	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	03/21/2023	33,977	Warrant	$1.3511	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	03/22/2023	31,051	Warrant	$1.3502	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	03/23/2023	30,601	Warrant	$1.3545	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	03/29/2023	112,543	Warrant	$1.2059	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	03/31/2023	2,912	Warrant	$1.2094	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	04/04/2023	31,507	Warrant	$1.2027	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	04/06/2023	37,289	Warrant	$1.2019	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	04/10/2023	350,100	Warrant	$1.1861	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	04/11/2023	108,518	Warrant	$1.2064	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	04/12/2023	1,000	Warrant	$1.3000	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	04/14/2023	6,475	Warrant	$1.3000	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	04/17/2023	103,296	Warrant	$1.3001	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	04/18/2023	417,797	Warrant	$1.3100	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	04/19/2023	250,399	Warrant	$1.0655	Open market sale on NASDAQ

*	The price reported is a weighted average price for shares purchased or sold, as applicable, in multiple transactions on the same date within a one-dollar range. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased or sold, as applicable, at each separate price in such range.

(d) Except as described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by this Statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No changes.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

No changes.

CUSIP No. 20459V105

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2023

ROMAN DBDR TECH SPONSOR LLC,
A Delaware limited liability company

By:	DR. DONALD G. BASILE
as the managing member of Roman DBDR Tech Sponsor LLC

By:	/s/ Dr. Donald G. Basile
Name:	Dr. Donald G. Basile

/s/ Dr. Donald G. Basile
Dr. Donald G. Basile

/s/ Dixon Doll, Jr.
Dixon Doll, Jr.